FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

 1. Truqap improved rPFS in advanced prostate cancer

 25 November 2024

Truqap combination in PTEN-deficient metastatic hormone-sensitive prostate cancer demonstrated statistically significant and clinically meaningful improvement in radiographic progression-free survival in CAPItello-281 Phase III trial

First and only AKT inhibitor combination to demonstrate
benefit in this specific subtype of prostate cancer

Positive high-level results from the CAPItello-281 Phase III trial showed that AstraZeneca's Truqap (capivasertib) in combination with abiraterone and androgen deprivation therapy (ADT) demonstrated a statistically significant and clinically meaningful improvement in the primary endpoint of radiographic progression-free survival (rPFS) versus abiraterone and ADT with placebo in patients with PTEN-deficient de novo metastatic hormone-sensitive prostate cancer (mHSPC).

Overall survival (OS) data were immature at the time of this analysis; however, the Truqap combination showed an early trend towards an OS improvement versus abiraterone and ADT with placebo. The trial will continue as planned to further assess OS as a key secondary endpoint.

Prostate cancer is the second most prevalent cancer in men and the fifth leading cause of male cancer death globally.1 Only one third of patients with metastatic prostate cancer survive five years after diagnosis.2 Newly diagnosed mHSPC is an aggressive form of the disease associated with poor outcomes and survival.3,4 Approximately 200,000 patients are diagnosed with mHSPC each year, and one in four have PTEN-deficient tumours.5 Patients with a tumour biomarker of PTEN deficiency have a particularly poor prognosis.6

Karim Fizazi, MD, PhD, Institut Gustave Roussy, and University of Paris Saclay in Villejuif, France, and principal investigator for the trial said: "Patients with this aggressive form of prostate cancer with tumour PTEN deficiency currently face a particularly poor prognosis, and there is an urgent need for new treatments that improve upon current therapies. The results seen with capivasertib in combination with abiraterone-prednisone and androgen deprivation therapy in the CAPItello-281 trial represent a step forward for these patients."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "These results show for the first time, that adding an AKT inhibitor to a standard-of-care therapy can provide benefit to patients with a biomarker of PTEN-deficient metastatic hormone-sensitive prostate cancer. By targeting a key driver of the disease, we have been able to improve upon current therapies and demonstrate the potential role of this combination in an area of critical unmet need. It will be important to see greater maturity in key secondary endpoints including overall survival."

The safety profile of Truqap in combination with abiraterone and ADT in CAPItello-281 was broadly consistent with the known profile of each medicine.

Data will be presented at a forthcoming medical meeting and shared with global regulatory authorities.

Notes

Prostate cancer
Prostate cancer is the second most prevalent cancer in men and the fifth leading cause of male cancer death globally, with an incidence of more than 1.4 million and approximately 397,000 deaths in 2022.1

Metastatic prostate cancer is associated with a significant mortality rate, with only one third of patients surviving five years after diagnosis.2 Development of prostate cancer is often driven by male sex hormones called androgens, including testosterone.7

Metastatic hormone-sensitive prostate cancer
In patients with mHSPC, also known as metastatic castration-sensitive prostate cancer (mCSPC), prostate cancer cells need high levels of androgens to drive cancer growth.4,7 Hormone therapies, such as ADT, are widely used to block the action of male sex hormones and lower the levels of androgens in the body.4,8 However, resistance to these therapies is common and there is a need to extend their use to delay disease progression and castration resistance, where the prostate cancer grows and spreads to other parts of the body despite the use of these therapies.3,4,8

In patients with de novo mHSPC, the cancer has spread to distant parts of the body at the time of first diagnosis.9

PTEN-loss or deficiency fuels the growth of cancer cells, leading to dysregulation of the PI3K/AKT pathway, and is associated with poor outcomes in patients with prostate cancer.6,10

CAPItello-281
CAPItello-281 is a Phase III, double-blind, randomised trial evaluating the efficacy and safety of Truqap in combination with abiraterone and ADT versus abiraterone and ADT in combination with placebo in the treatment of patients with PTEN-deficient de novo mHSPC.

The global trial enrolled 1,012 adult patients with histologically confirmed de novo hormone-sensitive prostate adenocarcinoma and PTEN deficiency as confirmed by central testing. The primary endpoint of the CAPItello-281 trial is rPFS as assessed by investigator, with OS as a secondary endpoint.

Truqap
Truqap is a first-in-class, potent, adenosine triphosphate (ATP)-competitive inhibitor of all three AKT isoforms (AKT1/2/3). Truqap 400mg is administered twice daily according to an intermittent dosing schedule of four days on and three days off. This was chosen in early phase trials based on tolerability and the degree of target inhibition.

Truqap is approved in the US, EU, Japan and several other countries for the treatment of adult patients with HR-positive (or ER-positive), HER2-negative locally advanced or metastatic breast cancer with one or more biomarker alterations (PIK3CA, AKT1 or PTEN) following recurrence or progression on or after an endocrine-based regimen based on the results from the CAPItello-291 trial. Truqap is also approved in Australia for the treatment of adult patients with HR-positive, HER2-negative locally advanced or metastatic breast cancer following recurrence or progression on or after an endocrine based regimen based on these trial results.

Truqap is currently being evaluated in Phase III trials for the treatment of breast cancer (CAPItello-292) and prostate cancer (CAPItello-280 and CAPItello-281) in combination with established treatments.

Truqap was discovered by AstraZeneca subsequent to a collaboration with Astex Therapeutics (and its collaboration with the Institute of Cancer Research and Cancer Research Technology Limited).

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Bray F, et al. Global cancer statistics 2022: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J Clin. 2024 Apr 4. doi: 10.3322/caac.21834.
2.   Chowdhury S, et al. Real-World Outcomes in First-Line Treatment of Metastatic Castration-Resistant Prostate Cancer: The Prostate Cancer Registry. Target Oncol. 2020;15(3):301-315.
3.   Hussain M, et al. Metastatic Hormone-Sensitive Prostate Cancer and Combination Treatment Outcomes A Review. JAMA Oncol. 2024;10(6):807-820.
4.   American Society of Clinical Oncology Educational Book. Metastatic Hormone-Sensitive Prostate Cancer: Toward an Era of Adaptive and Personalized Treatment. Available at: https://ascopubs.org/doi/pdf/10.1200/EDBK_390166. Accessed November 2024.
5.   Cerner CancerMPact database. Accessed November 2024.
6.   Cuzick J et al. Prognostic value of PTEN loss in men with conservatively managed localised prostate cancer. Br J Cancer. 2013;108(12):2582-2589.
7.   National Cancer Institute. Hormone Therapy for Prostate Cancer Fact Sheet. Available at: https://www.cancer.gov/types/prostate/prostate-hormone-therapy-fact-sheet. Accessed November 2024.
8.   Cancer Research UK. Hormone therapy for metastatic prostate cancer. Available at: https://www.cancerresearchuk.org/about-cancer/prostate-cancer/metastatic-cancer/treatment/hormone-therapy-for-metastatic-prostate-cancer. Accessed November 2024.
9.   McManus H et al. The Past, Present, and Future of Treatment Intensification for Metastatic Hormone-Sensitive Prostate Cancer. J Clin Oncol 2023; 41:3576-3579.
10.  Gasmi A et al. Overview of the Development and Use of Akt Inhibitors in Prostate Cancer. J Clin Med. 2021;11(1):160.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 November 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary